Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

E-mail distribution – February 9, 2010

Update to Important Notice to Directors and Executive Officers
of Merix Corporation
Concerning the Expected Cancellation of  Blackout Period
and Regulation BTR Trading Restrictions

The anticipated merger between Merix Corporation (“Merix”) and Viasystems Group, Inc. (“Viasystems”) will result in an exchange of Merix common stock for Viasystems common stock.  Previously, we sent you a blackout notice (the “Blackout Notice”) in order to notify you that directors and executive officers of Merix who continue as directors or executive officers of Viasystems after the closing of the merger would, subject to certain exceptions, be prevented from buying or selling shares of Viasystems common stock (“Viasystems Shares”) during a “blackout period” that was expected to begin on or about February 9, 2010 and end during the week of February 14, 2010.

This notice is to notify you that the aforementioned “blackout period” is now not expected to occur.

The reason a blackout period was expected to occur, as provided in the Blackout Notice, is that Section 306(a) of the Sarbanes-Oxley Act and Regulation BTR (i.e., the Blackout Trading Restriction), promulgated by the Securities and Exchange Commission, generally require a blackout period to be imposed during which directors and executive officers are subject to trading restrictions if 50% or more of the participants in all individual account plans of an issuer are prohibited from engaging in transactions with respect to the issuer’s equity securities in their plan accounts for more than three consecutive business days.  The Blackout Trading Restriction also generally requires that we provide you and the Securities and Exchange Commission (the “SEC”) with advance notice of such a blackout period.

In this case, a blackout period was originally expected to occur because the trustee/administrator of the Merix Corporation 401(k) Profit Sharing Plan (the “Plan”) will impose restrictions on transactions by Plan participants in order to provide for the conversion of shares of Merix common stock held by the Merix Stock Fund into Viasystems Shares contingent upon the closing of the merger between Merix and Viasystems.  Plan participants will be prevented from moving money in or out of the Merix Stock Fund, changing funds within the Merix Stock Fund in which a participant invests money and changing how much of each paycheck is invested in the Merix Stock Fund.  In addition, the following general restrictions will be imposed: Plan participants will be restricted from changing the address on their account, requesting a loan, making unscheduled loan repayments and requesting withdrawals or distributions.

Merix now expects that a blackout period will not occur because the Plan restrictions are not expected to exceed a period of three consecutive business days.  You will be notified directly in the event that the Plan restrictions do in fact exceed three consecutive business days, in which case a blackout period will occur.

Questions regarding the Blackout Notice, this updated notice or any blackout period that could apply to directors and executive officers (including questions regarding whether a blackout period is being imposed) from and after the closing of the merger may be directed to:

Bailey Hurley
Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 719-1838

Prior to the closing of the merger, inquires regarding the Blackout Notice, this updated notice or any blackout period that could apply may be directed to:

Kelly Lang
Merix Corporation
15725 SW Greystone Court, Suite 200
Beaverton, Oregon  97006
(503) 716-3650

Important Legal Information
No statement in this document is an offer to purchase or a solicitation of an offer to sell securities.

Important Merger Information and Additional Information<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.   Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information.  The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.